Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 6
DATED DECEMBER 7, 2010
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 6 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 2 dated October 15, 2010, Supplement No. 3 dated November 5, 2010, Supplement No. 4 dated November 12, 2010 and Supplement No. 5 dated November 16, 2010.  Unless otherwise defined in this Supplement No. 6, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

The purposes of this Supplement No. 6 are to update our prior performance narrative through September 30, 2010 and to provide an update on the status of our current public offering.

Management

The following updates the discussion contained in the section of our prospectus captioned “Management — Inland Affiliated Companies,” which begins on page 72.

Inland Affiliated Companies

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or TIREG, which is wholly owned by The Inland Group, Inc.  The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year.  TIREG and its affiliates are still centered in the Chicago metropolitan area.  Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services.  IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc., which is comprised of independent legal entities that are either subsidiaries of the same entity, affiliates of each other, share some common ownership or were previously sponsored and managed by subsidiaries of IREIC.  These entities, some or all of which are sometimes referred to herein as “Inland,” were, in the aggregate, ranked by Crain’s Chicago Business in April 2010 as the fourteenth largest privately held company headquartered in the Chicago area.  In April 2010, Retail Traffic ranked the entities that comprise The Inland Real Estate Group of Companies as the eighth top owner and eighth manager in the United States.  In September 2010, Pensions & Investments ranked The Inland Real Estate Group of Companies as the fourteenth largest real estate investment manager.  Inland is one of the largest real estate management firms in Illinois.  The Inland Real Estate Group of Companies was the 2009 winner, in the category including 1,000+ employees, of the thirteenth annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”).  The award is given to companies that the BBB identifies as exemplifying ethical business practices.  In a press release issued by the BBB, the president and chief executive officer of the BBB noted that the 2009 competition had the largest number of nominations and entries, with more than 1,800 nominations from a wide variety of businesses.

As of September 30, 2010, Inland affiliates or related parties had raised more than $18.1 billion from investment product sales to over 350,000 investors, many of whom have invested in more than one product.  Inland had completed 419 programs, comprised of eight public funds, 405 private partnerships, five 1031 exchange programs and one public REIT, as of September 30, 2010.  No completed program has paid total distributions less than the total contributed capital.  For these purposes, Inland considers a program to be “completed” at the time that it no longer owns any assets (two sole owners in 1031 exchange programs elected to self-manage their properties; and therefore, no information on current performance for those programs is available to Inland).

As of September 30, 2010, Inland affiliates or related parties cumulatively had 1,612 employees, owned properties in forty-seven states and managed assets with a book value exceeding $25.8 billion.  As of September 30, 2010, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 1,969 acres of pre-development land in the Chicago area, as well as over 1.9 million square feet of real property and 1,283 apartment units.  Another affiliate, Inland Real Estate Brokerage, Inc., since 2000 has completed more than $878.3 million in commercial real estate sales and leases and has been involved in the sale of more than 6,700 multi-family units and the sale and lease of over 72.3 million square feet of commercial property. As of September 30, 2010, another affiliate, Inland Mortgage Brokerage Corporation, had originated more than $16.1 billion in financing including loans to third parties and affiliated entities and owned a loan portfolio totaling approximately $335.5 million.  Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $662.5 million in financing as of September 30, 2010.  Inland Mortgage Servicing Corporation services a loan portfolio with a face value exceeding $10.7 billion.

As of September 30, 2010, Inland was responsible for managing approximately 123.4 million square feet of commercial properties located in forty-seven states, as well as 11,280 multi-family units.  A substantial portion of the portfolio, approximately 37.1 million square feet, consists of properties leased on a triple-net lease basis.  A triple-net lease means that the tenant operates and maintains the property and pays rent that is net of taxes, insurance, and operating expenses.  Inland Real Estate Acquisitions, another affiliate, has extensive experience in acquiring real estate for investment.  Over the years, through Inland Real Estate Acquisitions and other affiliates, Inland has acquired more than 2,808 properties.

Prior Performance of IREIC Affiliates

The following updates the discussion contained in Supplement No. 2 to our prospectus and captioned “Prior Performance of IREIC Affiliates”.

Prior Investment Programs

During the ten year period ended September 30, 2010, IREIC and its affiliates sponsored three other REITs, ninety real estate exchange private placement limited partnerships and limited liability companies, which altogether have raised more than $15.9 billion from over 365,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc. and Inland American Real Estate Trust, Inc. raised approximately $15.1 billion from over 359,000 investors.  These REITs have, or, with respect to Inland Retail Real Estate Trust, Inc., had, investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders.  The IREIC-sponsored REITs, including Inland Real Estate Corporation, a REIT previously sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

Another entity sponsored by IREIC, Inland Private Capital Corporation (f/k/a Inland Real Estate Exchange Corporation), or “IPCC,” offers real estate exchange transactions, on a private basis, designed, among other things, to provide replacement properties for persons wishing to complete an IRS Section 1031 real estate exchange. Thus, these private placement programs do not have investment objectives similar to ours. However, these private placement programs have owned real estate assets similar to those that we may seek to acquire, including industrial/distribution buildings, shopping centers, office buildings and other retail buildings.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary – Compensation Paid to Affiliates of IREIC.”  The other four REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.  However, Inland American is the only other REIT that may pay an oversight fee to its real estate managers.  The private placement programs sponsored by Inland Private Capital Corporation and IREIC pay some of the same types of fees and expenses that we pay, such as selling commissions, marketing contributions, bona fide due diligence expenses, business management fees and real estate management fees. However, because the business conducted by, and the underlying investment objectives of, these private placement programs are substantially different than our business and investment objectives, other fees and expenses paid by the private placement programs are not directly comparable to ours.

The following discussion and the Prior Performance Tables, included in this supplement as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC and its affiliates. Past performance is not necessarily indicative of future performance.  With respect to the disclosures set forth herein, we have not provided information for Inland Retail Real Estate Trust, Inc., referred to herein as “IRRETI,” as of September 30, 2010. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation (“DDR”).  Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI is available.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending September 30, 2010, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans. All information regarding the REITs previously sponsored by IREIC is derived from the public filings by these entities. WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Western Retail Real Estate Trust, Inc. as of September 30, 2010	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Inland Real Estate Corporation as of September 30, 2010 (1)(2)	Inland American Real Estate Trust, Inc. as of September 30, 2010	Inland Private Capital Corporation Private Placement Offerings as of September 30, 2010	Inland Private Placement LLC Offering as of September 30, 2010
Number of programs sponsored	1	1	1	1	90	1
Number of public “best efforts” offerings	2	3	4	2	0	0
Aggregate amount raised from investors (3)	$4,453,843,000	2,424,515,000	745,502,000	8,382,381,000	923,739,000	23,407,608
Approximate aggregate number of investors	111,000	57,600	22,000	186,890	2,400	349
Number of properties purchased	316	287	189(4)	989(5)	96	2
Aggregate cost of properties	$8,596,315,000	4,138,046,000	1,556,144,000	10,977,709,000	1,785,662,000	8,950,000
Number of mortgages receivable and notes receivable	2	0	2	13	0	3
Principal amount of mortgages receivable and notes receivable	$8,310,000	0	3,215,000	451,138,000(6)	0	6,950,130
Number of investments in unconsolidated entities	3	1	9	17	0	0
Investment in unconsolidated entities (7)	$83,476,000	22,626,000	107,608,000	476,290,000	0	0
Investment in securities	33,282,000	19,248,000	9,150,000	249,130,000	0	3,094,541
Percentage of properties (based on cost) that were:
Commercial—
Retail	76%	89%	78%	26%	30%	61%
Single-user net lease	24%	11%	22%	30%	11%	39%
Nursing homes	0%	0%	0%	0%	0%	0%
Offices	0%	0%	0%	7%	48%	0%
Industrial	0%	0%	0%	3%	11%	0%
Health clubs	0%	0%	0%	0%	0%	0%
Mini-storage	0%	0%	0%	0%	0%	0%
Multi-family residential	0%	0%	0%	8%	0%	0%
Lodging	0%	0%	0%	26%	0%	0%
Total commercial	100%	100%	100%	100%	100%	100%
Land	0%	0%	0%	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	37%	39%	36%	13%	30%	100%
Existing construction	63%	61%	64%	87%	70%	0%

Number of properties sold in whole or in part	27	13	45(4)	8	6	0

Number of properties exchanged	0	0	0	0	1	0

(1)

With respect to Inland Real Estate Corporation, or “IRC,” the table provides summary information for the entire duration of the program, from its inception in 1994.  However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the New York Stock Exchange, plus the ongoing issuance of shares under IRC’s distribution reinvestment program.

(2)

This table does not include any information regarding (1) the equity offering of IRC’s common shares completed in May 2009; (2) the sale of any shares under the Sales Agency Agreement with BMO Capital Markets Corp.; (3) the issuance of IRC’s 4.625% convertible senior notes due in 2026; or (4) the issuance of IRC’s 5.0% convertible senior notes due in 2029.  Neither Inland Securities nor any Inland affiliate received any fees in connection with these transactions.  See “–  Publicly Registered REITs – Inland Real Estate Corporation” for additional information regarding these transactions.

(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.

(4)

IRC’s joint venture with Inland Private Capital Corporation has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in private placements exempt from registration under the Securities Act of 1933, as amended.  Included in the amounts above are all properties purchased for this joint venture.

(5)	Excludes four properties in development as of September 30, 2010.
(6)	Exclusive of notes receivable discount, impairment and related amortization.
(7)

These entities are owned by the applicable Inland REIT and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to the applicable Inland REIT and its joint venture partners in accordance with the respective partnership agreements.   The applicable Inland REIT’s partners manage the day-to-day operations of the properties and hold key management positions.  These entities are not consolidated by the applicable Inland REITs, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of the applicable Inland REIT and its share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.

During the three years ended September 30, 2010, Inland American purchased 598 properties, excluding development properties, Inland Western purchased five properties and Inland Real Estate Corporation purchased three properties. During the three years ended September 30, 2006, IRRETI purchased sixty-eight commercial properties. Upon written request, you may obtain, without charge, a copy of Table VI filed with the Securities and Exchange Commission in Part II of our registration statement. Table VI provides more information about these acquisitions. In addition, upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The information set forth below regarding IRC, Inland Western, Inland American and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation the Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed by IRC on November 8, 2010 (referred to herein as the “IRC 10-Q”), the Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed by Inland Western on November 10, 2010 (referred to herein as the “Western 10-Q”), and the Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed by Inland American on November 12, 2010 (referred to herein as the “American 10-Q”).

Inland Real Estate Corporation is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the New York Stock Exchange under the ticker “IRC” since June 9, 2004. IRC acquires, owns, operates and develops, directly or through its unconsolidated entities, open-air neighborhood, community and power shopping centers and single-tenant retail properties located in the upper Midwest markets.  As of September 30, 2010, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, debt service requirements and current distributions.

As of September 30, 2010, IRC owned interests in 144 investment properties for an aggregate purchase price of approximately $1.6 billion.  These properties were purchased in part with proceeds received from the offerings of shares of its common stock, borrowings secured by its properties, draws on its line of credit or sales proceeds from previous sales of properties.  As of September 30, 2010, IRC had debt of approximately $390.4 million, secured by its properties, $120.0 million outstanding on an unsecured line of credit and $150.0 million outstanding on a term loan.

On December 1, 2010, 2010, the closing price of the stock on the New York Stock Exchange was $8.67 per share.

Investor Update. IRC currently pays monthly distributions. In accordance with its board of directors’ decision, IRC reduced the amount it paid as distributions in 2009 to an annualized amount equal to its estimated taxable income for 2009. This change in policy resulted in a monthly distribution amount of $0.0475 per common share. In a prior 10-Q, IRC stated that it expected to continue to pay monthly cash distributions at this rate during 2010. IRC has stated that its board of directors will periodically review its distribution policy as it evaluates its liquidity needs and monitors the impact of market conditions on its operating fundamentals.

Capital Raise. Through a total of four public offerings, for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock. Through September 30, 2010, IRC had issued approximately 17.6 million shares of common stock through its dividend reinvestment program and repurchased approximately 5.3 million shares of common stock through its share repurchase program, which was terminated in 2004. Further, in May 2009, IRC completed an underwritten equity offering of approximately 17.1 million common shares at a price of $6.50 per share. Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs. On November 10, 2009, IRC entered into a Sales Agency Agreement with BMO Capital Markets Corp. (“BMO”) to offer and sell shares of its common shares having an aggregate offering price of up to $100 million from time to time through BMO, acting as sales agent. As of September 30, 2010, IRC had issued approximately 1.6 million common shares pursuant to the Sales Agency Agreement and generated net proceeds of approximately $13.4 million, after deducting selling commissions paid to BMO. As a result of these offerings, IRC had realized total gross offering proceeds of approximately $820.8 million as of September 30, 2010.

In addition, in November 2006, IRC issued $180.0 million aggregate principal amount of its 4.625% convertible senior notes due in 2026. Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions. Through a tender/exchange offer that expired August 5, 2010, IRC purchased for cash $15.0 million of the $125.0 million aggregate principal amount of outstanding notes, and exchanged $29.2 million of the notes for a new series of 5.0% convertible senior notes due 2029.

Portfolio Update. In the IRC 10-Q, IRC reported that the effect of the current economic downturn is continuing to impact many retailers in its portfolio but that it has been able to re-lease much of the space vacated by various “big-box” tenants and is negotiating leases to fill more of these vacancies during 2010. IRC also reported however, that these new leases are at rates generally lower than the original leases. During the nine months ended September 30, 2010, IRC executed thirty-three new, 148 renewal and 40 non-comparable leases (expansion square footage or spaces for which no former tenant was in place for one year or more), aggregating approximately 1,199,000 square feet. As of September 30, 2010, sixty-six leases in IRC’s consolidated portfolio, which comprise approximately 333,000 square feet and account for approximately 2.0% of its annualized base rent, were scheduled to expire during the remainder of 2010.

According to the IRC 10-Q, scheduled maturities for IRC’s outstanding mortgage indebtedness had various due dates through January 2018, and approximately $102.0 million of its mortgages payable mature prior to October 2011. IRC reported that subsequent to the end of the third quarter, it paid off debt of approximately $9.0 million secured by two properties. IRC stated in the IRC 10-Q that it believes that it will be able to refinance the remaining secured debt maturing in 2010, and that it expects the average rates on the new borrowings will be approximately 100 to 200 basis points above average expiring rates.

IRC stated that it has guaranteed approximately $15.5 million of unconsolidated joint venture debt as of September 30, 2010. These guarantees are in effect for the entire term of each respective loan as set forth in the loan documents. According to the IRC 10-Q, IRC would be required to make payments related to these guarantees upon the default of any of the provisions in the loan documents.

Impairments. IRC’s policies with respect to impairments, and the impairments recorded for the nine months ended September 30, 2010 and the year ended December 31, 2009, are explained in more detail below.

Investment Properties. IRC assesses the carrying values of its investment properties, whenever events or changes in circumstances indicate that the carrying amounts of these investment properties may not be fully recoverable. Recoverability of the investment properties is measured by comparison of the carrying amount of the investment property to the estimated future undiscounted cash flows. In order to review its investment properties for recoverability, IRC considers current market conditions, as well as its intent with respect to holding or disposing of the asset. If IRC’s analysis indicates that the carrying value of the investment property is not recoverable on an undiscounted cash flow basis, it recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property. IRC recorded impairment losses of approximately $1.8 million for the year ended December 31, 2009. Each of the impaired properties was subsequently sold.

Marketable Securities. IRC evaluates its securities investments for impairment quarterly. IRC’s policy for assessing near term recoverability of its “available for sale” securities is to record a charge against net earnings when it determines that a decline in the fair value of a security drops below the cost basis and it believes it to be other than temporary. At September 30, 2010 and December 31, 2009, investment in securities included $8.2 million and $10.0 million, respectively, of perpetual preferred securities and common securities classified as available-for-sale securities, which are recorded at fair value and $1.0 million in each period of preferred securities not classified as available-for-sale securities and therefore, recorded at cost. IRC determined that these securities should be held at cost because the fair value is not readily determinable and there is no active market for these securities. IRC did not record any impairments for the nine months ended September 30, 2010, but recorded $2.7 million in impairments against its marketable securities portfolio for the year ended December 31, 2009. During the nine months ended September 30, 2010 and the year ended December 31, 2009, IRC realized gains on sales of securities equal to approximately $2.2 million and $1.4 million, respectively.

Joint Ventures. If circumstances indicate a potential loss in value of an equity method investment, IRC evaluates the investment for impairment by estimating its ability to recover its investments from future expected cash flows. If IRC determines the loss in value is other than temporary, it will recognize an impairment charge to reflect the investment at fair value. During the nine months ended September 30, 2010 and the year ended December 31, 2009, the total impairment losses recorded by IRC’s unconsolidated joint ventures were approximately $5.5 million and $31.9 million, respectively, at the joint venture level, and IRC’s pro rata shares of these losses were approximately $2.5 million and $14.8 million, respectively. In addition, for the nine months ended September 30, 2010, IRC recorded approximately $18.0 million in impairment losses to reflect certain investments at fair value. For the year ended December 31, 2009, IRC recorded approximately $2.9 million in impairment loss related to basis differences recorded for interest costs incurred for each project that could have been avoided.

Sale of Assets. During the nine months ended September 30, 2010, IRC sold two properties and a portion of one property for approximately $9.3 million, resulting in a gain on sale of approximately $0.7 million. During the year ended December 31, 2009, IRC sold three investment properties and one partial property from its consolidated portfolio for an aggregate sale price of approximately $8.3 million, resulting in an aggregate gain on sale equal to approximately $2.0 million. In addition, during the year ended December 31, 2009, IRC completed the sale of a portion of one development property, for a sale price of approximately $4.7 million. Proceeds from the sale of the development property were a return of equity to IRC. See also “Appendix A – Table V” for additional information regarding IRC’s sales.

Merger to Become Self-Administered. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock.

Current Litigation. IRC reported that, as of September 30, 2010, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Inland Western Retail Real Estate Trust, Inc. is a self-administered REIT formed in March 2003. Inland Western acquires, manages and develops a diversified portfolio of real estate, primarily multi-tenant shopping centers. As of September 30, 2010, Inland Western owned 291 consolidated operating properties acquired for an aggregate purchase price of approximately $7.5 billion. These properties were purchased with proceeds received from its securities offerings and financings. Inland Western also has invested in fourteen operating properties in three joint ventures that it does not consolidate; six consolidated development properties, one wholly owned property and five properties in five joint ventures; and two other development properties. As of September 30, 2010, Inland Western had borrowed approximately $3.6 billion secured by its properties.

Investor Update. Inland Western currently pays quarterly distributions. In 2009, Inland Western’s board of directors declared a first quarter distribution equal to $0.048783 per share, a second quarter distribution equal to $0.05 per share, a third quarter distribution equal to $0.025 per share, and a fourth quarter distribution equal to $0.0325 per share. During 2010, Inland Western’s board of directors declared a first quarter distribution equal to $0.04375 per share, a second quarter distribution equal to $0.04625 per share and a third quarter distribution equal to $0.05 per share.

As of December 31, 2009, the Inland Western board of directors estimated the value of the shares of Inland Western at $6.85 per share, which Inland Western explained in its filings reflected, among other things, the impact of adverse trends in the economy and the real estate industry. In connection with the estimate of share value, Inland Western amended its distribution reinvestment program (referred to herein as the “Western DRP”), effective March 1, 2010, solely to modify the purchase price. Additional shares of Inland Western stock purchased under the Western DRP on or after March 1, 2010, are purchased at a price equal to $6.85 per share. In addition, Inland Western suspended its share repurchase program, until further notice, effective November 19, 2008.

Capital Raise. Through a total of two public primary offerings, the last of which was completed in 2005, Inland Western sold a total of approximately 459.5 million shares of its common stock. In addition, through September 30, 2010, Inland Western had issued approximately 69.3 million shares through its distribution reinvestment program and had repurchased approximately 43.8 million shares through its share repurchase program. As a result, Inland Western has realized total net offering proceeds, before offering costs, of approximately $4.5 billion as of September 30, 2010.

Portfolio Update. As of September 30, 2010, Inland Western reported a leased rate of 90.6%, including 1.7% related to temporary short-term leases, as compared to 89.4%, including 1.8% related to temporary short-term leases at September 30, 2009. Inland Western stated in the Western 10-Q that of its total annualized base rental income as of September 30, 2010, approximately 65% was generated by anchor or credit tenants. Inland Western also reported in the Western 10-Q that due in large part to the downturn in the economy and resulting retailer bankruptcies, it has had approximately 4.1 million square feet of retail space become available due to large tenant vacancies. Inland Western reported that approximately 2.9 million square feet, or 71% of the space, had been either re-leased or was being addressed through letters of intent or various stages of lease negotiations as of September 30, 2010 and that it had signed nearly 430 new and renewal leases, for a total of approximately 2.8 million square feet, during the first nine months of 2010.

Inland Western reported that during the nine months ended September 30, 2010, it obtained mortgage payable proceeds of approximately $604.5 million, made mortgage payable repayments of $771.9 million and received debt forgiveness of $19.6 million. The new mortgages payable that Inland Western entered into during the nine months ended September 30, 2010 have interest rates ranging from 2.48% to 8.00% and maturities up to ten years. The stated interest rates of the loans repaid during the nine months ended September 30, 2010 ranged from 1.65% to 6.75%. Inland Western also reported in the Western 10-Q that it has entered into modifications of existing loan agreements which extended the maturities of approximately $185.7 million of mortgages payable to December 2012. Subsequent to September 30, 2010, Inland Western stated that it had paid down $8.9 million under its line of credit and made mortgage payable repayments of approximately $46.4 million. The stated interest rates of the loans repaid ranged from 4.79% to 5.13%. Inland Western stated in the Western 10-Q that as it addresses its maturing mortgages payable, it has reduced its overall debt and staggered future mortgage maturity dates so that no more than $550.0 million will come due in any one year.

Inland Western reported that, as of September 30, 2010, it had approximately $125.8 million of mortgages payable that had matured. Inland Western explained that during the second quarter of 2010, in order to prompt discussions with the lenders, it ceased making monthly debt service payments on two mortgage loans totaling approximately $61.2 million, but that the non-payment did not result in its noncompliance under any other mortgages payable and line of credit agreements, and that it is in active negotiations with the lenders to determine an appropriate course of action under the non-recourse loan agreements. Also as of September 30, 2010, Inland Western had approximately $114.3 million of mortgages payable, excluding principal amortization, maturing in the remainder of 2010. Inland Western reported that it had entered into a $300.0 million forward loan commitment to be used to refinance 2010 debt maturities, of which approximately $244.5 million had been utilized as of September 30, 2010. In addition to allocating the remaining proceeds of approximately $55.5 million, Inland Western reported in the Western 10-Q that it was in the process of marketing, planning to seek extensions or planning to sell properties relating to the remaining 2010 maturities. In addition, Inland Western stated that the balance outstanding on its line of credit at September 30, 2010 was approximately $148.2 million, and that, as a result of exercising a one-year extension option on the credit agreement, the new maturity date is October 14, 2011.

Impairments. Inland Western’s policies with respect to impairments, and the impairments recorded for the nine months ended September 30, 2010 and the year ended December 31, 2009, are explained in more detail below.

Investment Properties. Inland Western’s investment properties, including developments in progress, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators are assessed separately for each property and include, but are not limited to, the property’s low occupancy rate, difficulty in leasing space and financially troubled tenants. Impairment indicators for developments in progress are assessed by project and include, but are not limited to, significant changes in project completion dates, development costs and market factors. If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flows, which is based upon many factors which require Inland Western to make difficult, complex or subjective judgments. These assumptions include, but are not limited to, projecting vacancy rates, rental rates, operating expenses, lease terms, tenant financial strength, economic factors, demographics, property location, capital expenditures, holding period, capitalization rates and sales value. An investment property is considered to be impaired when the estimated future undiscounted operating cash flows are less than its carrying value. Inland Western recorded asset impairment charges in an aggregate amount equal to $19.7 million and $64.7 million for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

Marketable Securities. Inland Western classifies its investments in marketable securities as “available-for-sale” and they accordingly are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Declines in the value of these investments in marketable securities that Inland Western determines are other-than-temporary are recorded as recognized loss on marketable securities. To determine whether an impairment is other-than-temporary, Inland Western considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary, among other things. Evidence considered in this assessment includes the nature of the investment, the reasons for the impairment (i.e. credit or market related), the severity and duration of the impairment, changes in value subsequent to the end of the reporting period and forecasted performance of the investee. All available information is considered in making this determination with no one factor being determinative. As of September 30, 2010 and December 31, 2009, the carrying values of Inland Western’s investments in marketable securities were equal to approximately $33.3 million and $29.1 million, respectively. Inland Western did not consider its marketable securities investments with gross unrealized losses to be other than temporarily impaired as of September 30, 2010 or December 31, 2009. During the nine months ended September 30, 2010 and the year ended December 31, 2009, Inland Western realized gains on sales of securities equal to approximately $0.5 million and $42.9 million, respectively.

Notes Receivable. Inland Western’s notes receivable relate to real estate financing arrangements and bear interest at market rates based on the borrower’s credit quality and are initially recorded at face value. A note is impaired if it is probable that Inland Western will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at a current market rate or on the fair value of the collateral when foreclosure is probable. Inland Western does not accrue interest when a note is considered impaired. Inland Western did not report any note receivable impairments for the nine months ended September 30, 2010. Inland Western reported that based upon its judgment, one note receivable with a balance of approximately $0.3 million was impaired and fully reserved for as of December 31, 2009 and one other note receivable with a balance of approximately $16.9 million was impaired and fully reserved for as of December 31, 2009, and written off as of March 31, 2010.

Joint Ventures. Inland Western’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation. Inland Western did not record any impairment charges against its investment in unconsolidated joint ventures during the nine months ended September 30, 2010, but recorded approximately $9.1 million in impairment charges against its investment in unconsolidated joint ventures for the year ended December 31, 2009.

Sale of Assets. According to the Western 10-Q, during the nine months ended September 30, 2010, Inland Western sold five assets, aggregating 358,000 square feet, for a total sales price of approximately $80.2 million. The aggregated sales resulted in the extinguishment or repayment of approximately $60.9 million of debt, net sales proceeds totaling $18.4 million and total gains on sale equal to $2.1 million. In addition, Inland Western sold three properties during the nine months ended

September 30, 2010 to RC Inland, an unconsolidated joint venture in which it owns 20%. During the year ended December 31, 2009, Inland Western sold eight assets, aggregating 1,579,000 square feet, for a total sales price of approximately $338.1 million. The aggregated sales resulted in the extinguishment or repayment of approximately $208.6 million of debt, net sales proceeds totaling $123.9 million and total gains on sale equal to $26.4 million. Inland Western stated in the Western 10-Q that it plans to continue to be a net seller of assets by divesting certain recently developed assets and non-core assets, and that these asset sales are primarily designed to assist in the pay down of 2010 debt maturities. See also “Appendix A – Table V” for additional information regarding Inland Western’s sales.

Merger to Become Self-Administered. On November 15, 2007, Inland Western became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, Inland Western issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 37.5 million shares of Inland Western’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.7% of its common stock.

Litigation. Inland Western has disclosed that it was party to a lawsuit filed against Inland Western and nineteen other defendants by City of St. Clair Shores General Employees Retirement System and Madison Investment Trust in the United States District Court for the Northern District of Illinois. The plaintiffs in that lawsuit alleged that all the defendants violated the federal securities laws, and certain defendants breached fiduciary duties owed to Inland Western and its stockholders, in connection with its merger with its business manager/advisor and property managers, as reflected in its proxy statement dated September 12, 2007. On July 14, 2010, the lawsuit was settled by Inland Western and the other defendants, and on November 8, 2010, the court granted final approval of the settlement.

Pursuant to the terms of the settlement, 9.0 million shares of Inland Western’s common stock will be transferred to Inland Western from shares issued to the owners of certain entities that were acquired by Inland Western in its internalization transaction. Pursuant to the settlement, Inland Western will pay the fees and expenses of counsel for class plaintiffs in an amount equal to $10.0 million, although Inland Western expects that it will be reimbursed by its insurance carrier for a portion of these fees and expenses. The owners of certain entities that were acquired by Inland Western and certain directors and executive officers of Inland Western have also agreed to provide a limited indemnification to certain defendants who are directors and an officer of Inland Western if any class members opt out of the settlement and bring claims against them, but only after these defendants have pursued and exhausted from Inland Western and its insurance carriers all recovery of damages caused by opt out claims.

Inland American Real Estate Trust, Inc. is an externally managed REIT formed in October 2004. The Inland American business manager is an affiliate of our sponsor. Inland American focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, lodging, office and student housing properties, located in the United States and Canada. The company also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As stated in the American 10-Q, as of September 30, 2010, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 981 properties, representing approximately 48.1 million square feet of retail, industrial and office properties, 10,547 multi-family units and 15,384 lodging rooms. As of September 30, 2010, Inland American had borrowed approximately $5.7 billion secured by its properties.

Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. Through September 30, 2010, Inland American had sold a total of approximately 790.2 million shares of its common stock, which includes 670,000 shares issued to its sponsor and business manager primarily in respect of acquisition fees. In addition, through September 30, 2010, Inland American had issued approximately 82.4 million shares through its distribution reinvestment program and had repurchased approximately 32.5 million shares through its share repurchase program. As a result, Inland American had realized total gross offering proceeds of approximately $8.7 billion as of September 30, 2010.

Investor Update. Inland American currently pays monthly distributions in an amount equal to $0.50 per share on an annualized basis, which equates to a 5% annualized yield on a purchase price of $10.00 per share. Inland American has suspended its share repurchase program until further notice, effective March 30, 2009.

Inland American reported that, on September 21, 2010, it had established an estimated value per share of its common stock equal to $8.03. Inland American stated that it had estimated the per share value of its common stock to assist those broker-dealers that sold its common stock in its initial and follow-on “best efforts” offerings to comply with the rules published by FINRA and to assist fiduciaries of retirement plans subject to annual reporting requirements of ERISA in the preparation of their reports. Concurrent with establishing an estimated value, Inland American amended and restated its distribution reinvestment plan. Under the amended and restated plan, after September 21, 2010, distributions may be reinvested in shares of Inland American’s common stock at a price equal to $8.03 per share.

Portfolio Update. In the American 10-Q, Inland American reviewed the occupancy rates of each of its property segments at September 30, 2010. As of September 30, 2010, the economic occupancy of Inland American’s retail segment was 93%. As of September 30, 2010, Inland American’s retail portfolio had not experienced bankruptcies or receivable write-offs that would have a material adverse effect on its results of operations, financial condition and ability to pay distributions. With respect to Inland American’s lodging segment, as of September 30, 2010, the revenue per available room (or “Rev/Par”) was $79.00, the average daily rate (“ADR”) was $113.00 and the occupancy was 70%. As stated in the American 10-Q, Inland American believes that its Rev/Par will be consistent with the overall industry trends, and that it has seen positive trends in occupancy which should position Inland American to increase ADR and Rev/Par in the future. As of September 30, 2010, the economic occupancy of its office segment was 95%, the industrial segment was 95% and the multi-family segment was 89%. Inland American also reports, as a separate segment, the results of eight operating office and retail projects and a mezzanine loan owned by LIP Holdings, LLC (“LIP-H”), which is controlled by its wholly owned subsidiary. As of September 30, 2010, the economic occupancy of the LIP-H assets was 84%.

Inland American stated in the American 10-Q that it borrowed approximately $386.2 million secured by mortgages on its properties, borrowed approximately $35.8 million against its portfolio of marketable securities and assumed $457.7 million of debt at acquisition for the nine months ended September 30, 2010. As of September 30, 2010, Inland American had approximately $195 million and $710.2 million in mortgage debt maturing in 2010 and 2011, respectively. As stated in the American 10-Q, as of September 30, 2010, $101 million of the debt maturing in 2010 reflects joint venture debt that is consolidated on Inland American’s balance sheet, but which is not recourse to Inland American, and $373 million of the debt maturing in 2011 is subject to contractual extensions of at least one year. Inland American reported that it is currently negotiating refinancing the remaining debt with the existing lenders at terms that will most likely be at higher credit spreads and lower loan to value, but that it currently anticipates that it will be able to repay or refinance all of the debt on a timely basis.

Impairments. Inland American’s policies with respect to impairments, and the impairments recorded for the nine months ended September 30, 2010, are explained in more detail below.

Assets. Inland American assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, Inland American considers current market conditions, as well as its intent with respect to holding or disposing of the asset. If Inland American’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, Inland American recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. Inland American recognized impairments of $26.2 million and $34.1 million for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. In addition, for the year ended December 31, 2009, Inland American recognized an impairment of goodwill equal to approximately $26.7 million.

Marketable Securities. Inland American classifies its investment in securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which Inland American has the ability and intent to hold until maturity. Available-for-sale securities are all securities other than trading securities and held-to-maturity securities. Declines in the market value of any available-for-sale security below cost that Inland American deems to be other-than-temporary are recorded as impairments and reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, Inland American determines whether (1) it intends to sell the debt security, and (2) it is more likely than not that it will be required to sell the debt security before its anticipated recovery. The carrying values of Inland American’s investments in marketable securities were equal to approximately $249.1 million and $217.1 million as of September 30, 2010 and December 31, 2009, respectively. Inland American recorded approximately $1.9 million and $4.0 million in other-than-temporary impairments against its marketable securities portfolio for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

Notes Receivable. Inland American’s notes receivable consist of installment notes from unrelated parties that mature on various dates through July 2012. The notes are secured by mortgages on vacant land, shopping centers and hotel properties and certain loans guaranteed by the owners. Interest only is due each month at rates ranging from 5.68% to 9.50% per annum. Inland American evaluates the collectability of the notes, including an evaluation of the fair value of the collateral, which includes the review of third party appraisals. For the impaired loans, Inland American determines the amount of impairment to recognize based on a determination of the fair value of the underlying collateral based on appraisals or an estimate of expected discounted cash flows. Inland American recorded impairments of approximately $94.6 million on three notes for the nine months ended September 30, 2010. Ten of Inland American’s notes receivable, with an aggregate outstanding book value (after impairment) of approximately $243.0 million, were considered impaired as of December 31, 2009. Inland American recorded approximately $74.1 million in impairments on six of these notes for the year ended December 31, 2009.

Joint Ventures. On a periodic basis, Inland American’s management assesses whether there are any indicators that the carrying value of the company’s investments in unconsolidated entities may be other than temporarily impaired. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair value of the investment. Inland American had investments in unconsolidated entities equal to approximately $476.3 million and $453.8 million as of

September 30, 2010 and December 31, 2009, respectively. Inland American recorded impairments of approximately $11.2 million during the nine months ended September 30, 2010, and recorded impairments of approximately $7.4 million for the year ended December 31, 2009. Inland American recorded its investment in these two unconsolidated entities at zero based on an evaluation of fair value of the underlying investment which includes a review of expected cash flows to be received from the investee.

Sale of Assets. Inland American reported in the American 10-Q that, for the nine months ended September 30, 2010, it sold six lodging properties for total net proceeds of approximately $89.6 million. In addition, Inland American transferred land previously held by a consolidated joint venture to the lender. A gain of approximately $19.2 million was realized on extinguishment of the debt.

Litigation. Set forth below is summary of the legal proceedings reported by Inland American in the American 10-Q as well as its Annual Report on Form 10-K for the year ended December 31, 2009 (the “American 10-K”).

Winston Litigation. Contemporaneous with its merger with Winston Hotels, Inc. in 2007, Inland American’s wholly-owned subsidiary, Inland American Winston Hotels, Inc., referred to herein as “Inland American Winston,” WINN Limited Partnership, or “WINN,” and Crockett Capital Corporation, or “Crockett,” memorialized in a development memorandum their intentions to subsequently negotiate and enter into a series of contracts to develop certain hotel properties.

On March 6, 2008, Crockett filed an amended complaint in the General Court of Justice of the State of North Carolina against Inland American Winston and WINN. The complaint alleged that the development memorandum reflecting the parties’ intentions regarding the aforementioned hotels was instead an agreement that legally bound the parties. The complaint further claimed that Inland American Winston and WINN breached the terms of the alleged agreement by failing to take certain actions to develop one of the hotels and by refusing to convey their rights in three other hotels to Crockett. The complaint seeks, among other things, monetary damages in an amount not less than $4.8 million and specific performance in the form of an order directing Inland American Winston and WINN to transfer their rights in the three other hotels or, alternatively, monetary damages in an amount not less than $20.1 million. Inland American Winston and WINN deny these claims and, on March 26, 2008, filed a motion to dismiss the amended complaint. On March 13, 2009, the court denied the motion to dismiss. Inland American Winston and WINN have filed answers and affirmative defenses to the amended complaint as well as counter claims against the plaintiff. Contemporaneously with the close of fact discovery, the plaintiff sought leave to amend its complaint to add another cause of action and to seek treble damages and attorneys fees, which was granted. Expert discovery has been completed. Inland American stated that it believes that the plaintiff’s maximum claim, without the inclusion of treble damages or attorneys fees, is approximately $16.8 million. The outcome of this lawsuit cannot be predicted with any certainty and management is currently unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs.

Concord Litigation. In August 2008, Inland American, through its wholly owned subsidiary, Inland American (Concord) Sub LLC, referred to herein as “IA Sub,” entered into a joint venture with Lex-Win Concord LLC, referred to herein as “Concord,” a jointly owned subsidiary of the respective subsidiaries of Lexington Realty Trust (NYSE: LXP) and Winthrop Realty Trust. On May 22, 2009, IA Sub filed an action against Concord in the Delaware Court of Chancery seeking a declaration in connection with certain of Inland American’s rights and obligations under the limited liability company agreement that governs this venture. IA Sub filed this action, in part, due to a capital call demanded by Concord, which was, in purpose or effect, directed toward satisfying a lender’s concerns about the venture’s ability to perform under its existing credit facilities. IA Sub claims, as a result of the foregoing, that it was not required to fund the capital call. In response to this action, Concord has answered and filed counterclaims against IA Sub. It claimed that IA Sub was required to fund the additional capital and it also claimed damages against IA Sub for not contributing the additional capital.

On December 22, 2009, Inland American entered into a settlement agreement to resolve this action. The settlement agreement provides for, among other things, the termination of any party’s obligation to contribute capital to Concord, the allocation of distributions equally among Inland American, Lexington and Winthrop, and the formation of a new joint venture entity. The effectiveness of the settlement agreement is conditioned on certain conditions, including the cancellation of certain CDO bonds. A lawsuit was filed in the Delaware Court of Chancery by Concord to effect this cancellation. On May 14, 2010, the judge ruled that the bonds were cancelled, but this judgment is now subject to an appeal. On August 26, 2010, the parties agreed to modify the settlement agreement such that all matters between Lexington, Winthrop and Inland American relating to this lawsuit are settled notwithstanding the existence of the appeal and the possibility that the CDO bonds at issue in the appeal were not cancelled. As part of the modified settlement, Inland American made a contribution of $9.5 million. In connection with the settlement, the lawsuit was dismissed and the parties exchanged mutual releases.

Inland American has reported that its management does not believe that an adverse outcome in the above lawsuits would have a material adverse effect on Inland American’s financial condition, but there can be no assurance that an adverse outcome would not have a material effect on Inland American’s results of operations for any particular period.

Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in September 1998. IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share, a portion of which was paid monthly.

As of September 30, 2006, IRRETI owned 287 properties for an aggregate purchase price of approximately $4.1 billion. These properties were purchased with proceeds received from the above described offerings of shares of its common stock, financings sole of properties and the line of credit. As of September 30, 2006, IRRETI had borrowed approximately $2.3 billion secured by its properties.

Capital Raise. Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006. On December 29, 2004, IRRETI issued approximately 19.7 million shares as a result of a merger with its advisor and property managers, as described below.

Merger to Become Self-Administered. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale. As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, Inland Western and Inland American through September 30, 2010, and by IRRETI through September 30, 2006. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties. With respect to IRC, from 1995 through 2000, IREIC or its affiliates agreed to forgo approximately $10.5 million in advisor fees. With respect to IRRETI, from 1999 through 2004, IREIC or its affiliates agreed to forgo approximately $3.2 million and deferred an additional $13.1 million in advisor fees. As of December 31, 2004, IRRETI had paid IREIC or its affiliates all deferred advisor fees. With respect to Inland Western, through September 30, 2010, IREIC or its affiliates received approximately $84.0 million in advisor fees and agreed to forgo an additional $129.0 million. In addition, IREIC also advanced approximately $5.9 million to Inland Western to pay distributions. Inland Western had repaid approximately $3.5 million of this advancement and IREIC forgave approximately $2.4 million. Through September 30, 2010, Inland American incurred aggregate business management fees of approximately $78.9 million, which in each year was less than the full 1% fee that the business manager could be paid.

In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of Inland Western, advance monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties. See “Risk Factors – Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

Inland Real Estate Corporation – Last Offering By Inland Securities Completed In 1998

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
		$	$	$	$	$
1998		35,443,213	27,015,143	8,428,070	—	.88
1999		48,379,621	35,640,732	12,738,889	—	.89
2000		52,964,010	40,445,730	12,518,280	—	.90
2001		58,791,604	45,754,604	12,662,414	374,586.93
2002		60,090,685	41,579,944	18,315,640	195,101.94
2003		61,165,608	47,254,096	13,577,679	333,833.94
2004		62,586,577	53,458,760	7,883,026	1,244,791.94
2005	(5)	58,867,790	57,502,980	—	1,364,810.87
2006	(6)	64,689,179	55,737,360	8,520,125	431,694.96
2007	(6)	63,659,150	59,860,450	516,781	3,281,919.98
2008	(6)	64,714,708	56,250,016	7,521,418	943,274.98
2009		55,286,650	52,654,344	2,632,306	—	.69
2010		36,505,600	36,505,600	(7)	(7)	.43
		723,144,395	609,659,759	105,314,628	8,170,008

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005.  The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.

(6)

The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.

(7)

These amounts had not been determined as of September 30, 2010.

Inland Western Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4) (5)
	$	$	$	$	$
2003	358,000	—	358,000	—	.13	(6)
2004	54,542,000	29,998,000	24,544,000	—	.66
2005	211,327,000	114,117,000	97,210,000	—	.64
2006	283,769,000	128,962,000	154,807,000	—	.64
2007	290,550,000	141,560,000	148,990,000	—	.64
2008	309,192,000	114,625,000	194,567,000	—	.64
2009	84,953,000	45,660,000	39,293,000	—	.18
2010	59,136,000	59,136,000	(7)	(7)	.12
	1,293,827,000	634,058,000	659,769,000	—

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

In December 2008, the board of directors of Inland Western amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.

(5)

This assumes that the share was held as of January 1 of the applicable year.

(6)

Inland Western began paying monthly distributions in November 2003.  This amount represents total distributions per share paid during the period from November 2003 through December 2003.

(7)

These amounts had not been determined as of September 30, 2010.

Inland American Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2009

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2005	123,000	—	123,000	—	.11	(5)
2006	33,393,000	16,696,000	16,697,000	—	.60
2007	222,697,000	140,996,000	81,701,000	—	.61
2008	405,925,000	211,686,000	194,239,000	—	.62
2009	411,797,000	115,306,000	296,491,000	—	.51
2010	311,655,000	311,655,000	(6)	(6)	.37
	1,385,590,000	796,339,000	589,251,000	—

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

Inland American began paying monthly distributions in November 2005.  This amount represents total distributions per share paid during the period from November 2005 through December 2005.

(6)

These amounts had not been determined as of September 30, 2010.

Inland Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,984,534		568,875,233		220,909,301		1,200,000

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.  Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

IRRETI began paying monthly distributions in May 1999.  This amount represents total distributions per share made during the period from May 1999 through December 1999.

(6)

For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.

Private Placement Limited Partnerships and LLCs

Through September 30, 2010, affiliates of IREIC have sponsored 514 private placement limited partnerships which have raised more than $524.2 million from approximately 17,000 investors and invested in properties for an aggregate price of more than $1 billion in cash and notes. Of the 522 properties purchased, 93% have been located in Illinois. Approximately 90% of the funds were invested in apartment buildings, 6% in shopping centers, 2% in office buildings and 2% in other properties. Including sales to affiliates, 509 partnerships have sold their original property investments. Officers and employees of IREIC and its affiliates invested more than $17 million in these limited partnerships.

In addition, through September 30, 2010, an affiliate of IREIC sponsored one private placement LLC, which has raised approximately $23.4 million from approximately 350 investors.  Through September 30, 2010, the LLC has invested in two retail centers, three loans and a portfolio of tax-exempt bonds.

From October 1, 2000 through September 30, 2010, investors in the private partnerships have received total distributions in excess of $588.0 million consisting of cash flow from partnership operations, interest earnings, sales and refinancing proceeds and cash received from the course of property exchanges.  Investors in the LLC have received total distributions equal to approximately $489,100.

1031 Exchange Private Placement Offering Programs

In March 2001, IREIC formed Inland Private Capital Corporation (f/k/a Inland Real Estate Exchange Corporation) to, among other things, provide replacement properties for people wishing to complete an IRS Section 1031 real estate exchange as well as investors seeking a quality multi-owner real estate investment. Through September 30, 2010, IPCC had offered the sale of ninety real estate exchange private placements containing ninety-six properties with a total property value of approximately $1.8 billion.

The following table summarizes certain aspects of the offering and distributions for each of the 1031 exchange private placement offerings through September 30, 2010:

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2010 Annualized Distribution	2009 Annualized Distribution	2008 Annualized Distribution
		($)		($)	(%)	(%)	(%)
Landings of Sarasota DBT(A)	9	4,000,000	05/2002	8,487,300	N/A	N/A	N/A
Sentry Office Building DBT	7	3,500,000	04/2002	4,087,905	18.20	17.55	16.91
Pets Bowie DBT	7	2,600,000	07/2002	3,244,340	16.57	16.28	15.70
1031 Chattanooga DBT	9	1,900,000	05/2002	1,984,524	11.20	11.20	11.20
Lansing Shopping Center DBT	5	5,000,000	09/2001	4,743,289	11.59	11.59	11.59
Inland 220 Celebration Place DBT	35	15,800,000	09/2003	11,471,171	9.38	9.72	9.72
Taunton Circuit DBT (B)	1	3,750,000	09/2002	6,210,312	N/A	N/A	N/A
Broadway Commons DBT (C)	32	8,400,000	12/2003	7,647,975	10.41	11.09	10.96
Bell Plaza 1031, LLC (B)	1	890,000	11/2003	1,690,298	N/A	N/A	N/A
Inland 210 Celebration Place DBT	1	6,300,000	01/2003	4,107,064	11.94	10.94	9.72
CompUSA Retail Building, LLC (D)	11	3,950,000	02/2004	1,460,798	0.72	0.00	0.00
Janesville Deere Distribution Facility 1031, LLC (E)	35	10,050,000	01/2004	5,443,856	7.53	7.24	6.96
Fleet Office Building 1031, LLC (F)	30	10,000,000	01/2004	22,080,639	N/A	N/A	8.52
Davenport Deere Distribution Facility 1031, LLC	35	15,700,000	04/2004	8,472,439	8.50	8.50	8.40
Grand Chute DST	29	6,370,000	03/2004	3,938,582	8.89	8.66	8.58
Macon Office DST	29	6,600,000	03/2004	3,853,067	8.94	8.74	8.54
White Settlement Road Investment, LLC	1	1,420,000	12/2003	838,526	9.60	9.60	8.34
Plainfield Marketplace 1031, LLC	31	12,475,000	06/2004	5,945,283	6.50	6.81	7.24
Pier 1 Retail Center 1031, LLC (G)	22	4,300,000	06/2004	1,222,235	0.00	0.00	0.00
Long Run 1031, LLC (H)	1	4,935,000	05/2004	2,119,113	N/A	N/A	N/A
Forestville 1031, LLC	1	3,900,000	05/2004	1,742,126	7.11	6.98	6.98
Bed, Bath & Beyond 1031, LLC (I)	20	6,633,000	08/2004	3,095,853	7.29	7.36	7.65
Cross Creek Commons 1031, LLC	26	6,930,000	08/2004	3,257,156	6.50	6.06	7.75
BJ’s Shopping Center 1031, LLC (J)	22	8,365,000	01/2005	3,502,726	1.79	2.99	8.55
Barnes & Noble Retail Center 1031, LLC	12	3,930,000	02/2005	1,615,078	6.76	6.76	6.68
Port Richey 1031, LLC (K)	1	3,075,000	07/2004	1,653,427	9.76	9.27	8.28
Walgreen Store Hobart 1031, LLC	24	6,534,000	02/2005	4,927,412	6.91	7.06	6.91
Kraft Cold Storage Facility 1031, LLC (J)	19	5,667,000	12/2004	1,976,508	0.00	4.82	7.21
Huntington Square Plaza 1031, LLC	39	20,050,000	06/2005	7,856,892	6.98	6.98	6.66
Best Buy Store Reynoldsburg 1031, LLC (J)	19	5,395,000	02/2005	1,725,071	0.00	4.48	6.73
Jefferson City 1031, LLC	28	10,973,000	04/2005	4,879,229	7.96	7.96	7.96
Stoughton 1031, LLC	27	10,187,000	05/2005	3,961,588	6.66	6.66	6.66
Indianapolis Entertainment 1031, LLC (L)	1	1,129,000	11/2004	434,235	3.57	5.68	7.79
Mobile Entertainment 1031, LLC (L)	1	808,000	11/2004	312,722	3.44	5.63	7.82
Chenal Commons 1031, LLC	19	7,550,000	06/2005	3,121,688	5.35	7.80	7.64
Oak Brook Kensington 1031, LLC	60	23,500,000	12/2006	9,509,200	7.82	7.79	7.45
Columbus 1031, LLC	38	23,230,000	12/2006	10,173,181	8.30	8.77	8.77

Edmond 1031, LLC	1	1,920,000	05/2005	816,073	7.96	7.96	7.96
Taunton Broadway 1031, LLC (M)	1	1,948,000	08/2005	239,051	(M)	(M)	(M)
Wilmington 1031, LLC	1	2,495,000	09/2005	884,476	7.09	7.09	7.09
Wood Dale 1031, LLC (B)	16	3,787,500	03/2006	4,998,660	N/A	N/A	N/A
Cincinnati Eastgate 1031, LLC	13	3,210,000	06/2006	1,050,008	7.00	7.00	7.00
Norcross 1031, LLC (J)	1	3,000,000	11/2005	840,099	0.00	6.33	6.90
Martinsville 1031, LLC (J)	1	2,360,000	12/2005	656,975	1.67	6.18	6.74
Indiana Office 1031, LLC	34	18,200,000	03/2006	6,836,822	8.02	8.28	7.73
Yorkville 1031, LLC	21	8,910,000	03/2006	2,573,342	6.47	6.28	6.09
Louisville 1031, LLC	39	18,830,000	06/2006	5,956,016	7.00	7.00	7.00
Madison 1031, LLC (N)	1	1,387,500	03/2006	422,063	7.00	6.42	7.00
Murfreesboro 1031, LLC (O)	20	7,185,000	06/2006	1,894,158	5.25	6.06	6.06
Aurora 1031, LLC (N)	1	1,740,000	06/2006	481,877	6.50	6.50	7.01
Craig Crossing 1031, LLC (P)	29	14,030,000	08/2006	3,505,690	5.00	5.84	6.17
Charlotte 1031, LLC	52	24,105,000	03/2007	6,327,756	6.05	6.05	6.05
Olivet Church 1031, LLC (Q)	33	10,760,000	03/2007	2,304,554	3.28	3.28	6.24
Glenview 1031, LLC	38	23,350,000	05/2007	5,937,769	6.81	6.25	6.25
Yuma Palms 1031, LLC (R)	32	42,555,000	06/2007	9,131,776	4.25	4.25	6.25
Honey Creek, LLC (S)	40	13,137,300	06/2007	2,484,864	4.10	3.41	6.29
Dublin 1031, LLC	19	10,550,000	05/2007	2,607,594	7.23	7.02	6.40
Inland Riverwoods, LLC	40	15,712,805	06/2007	3,882,370	7.65	7.25	6.86
Inland Sioux Falls, LLC	40	18,110,000	07/2007	4,413,039	7.28	7.28	7.03
Burbank 1031 Venture, LLC	1	5,285,000	09/2007	991,882	6.20	6.20	6.20
Houston 1031 Limited Partnership	35	32,900,000	09/2007	6,628,697	6.44	6.22	6.09
Inland Chicago Grace Office L.L.C.	30	7,097,195	08/2007	1,475,600	7.06	6.67	6.30
Plano 1031 Limited Partnership (T)	28	16,050,000	11/2007	3,881,908	8.09	7.79	7.33
Eden Prairie 1031, DST	23	9,573,827	11/2007	2,377,026	8.06	8.06	8.06
Carmel 1031 L.L.C.	1	3,655,000	11/2007	663,482	6.40	6.40	6.40
West St. Paul 1031 Venture L.L.C.	28	4,315,000	03/2008	815,422	6.30	6.30	6.30
Schaumburg 1031 Venture L.L.C.	16	9,950,000	01/2008	1,811,265	6.26	6.26	6.23
Waukesha 1031 DST	28	11,490,000	01/2008	2,492,273	7.43	7.43	7.43
Tampa-Coconut Palms Office Bldg 1031, LLC	23	13,866,000	03/2008	2,272,383	6.04	5.81	5.58
Delavan Crossing 1031 Venture, LLC	1	5,295,000	03/2008	788,111	5.81	5.96	6.11
Geneva 1031, LLC	38	15,030,000	05/2008	2,749,152	7.10	6.87	6.69
Memorial Square Retail Center (U)	35	19,840,000	08/2008	1,981,937	3.14	3.14	6.00
Greenfield Commons Retail Building	1	3,556,000	07/2008	487,694	6.23	6.22	6.21
Telecommunications 1031 Venture, DST	60	23,265,000	06/2008	3,962,770	6.82	6.60	6.38
GE Inspections Technologies Buildings	24	6,915,000	08/2008	1,072,985	6.26	6.21	6.14
Flowserve Industrial Building	21	5,515,000	08/2008	829,748	6.52	6.42	6.41
Pueblo 1031, DST	29	10,070,000	09/2008	1,603,139	6.91	6.57	6.23
Countrywood Crossing Shopping Center	39	28,990,000	03/2009	4,340,038	6.65	6.65	6.65
Fox Run Square Shopping Center	34	13,435,000	01/2009	2,034,230	6.76	6.68	6.77
Midwest ISO Office Building	40	15,420,000	08/2009	2,206,496	7.02	6.82	6.68
LV-M Venture Holdings DST	129	37,789,715	*	5,307,188	7.01	6.64	6.45
University of Phoenix Building	14	3,470,000	07/2009	382,282	6.75	6.50	N/A
RR-HV Venture Holdings DST	155	47,140,485	*	6,361,264	7.00	6.62	6.50
Charlotte Office 1031, DST	32	11,317,600	03/2009	1,370,088	6.40	6.27	N/A
Bristol 1031, DST	51	8,302,000	11/2009	982,999	7.76	7.31	N/A
Austell 1031, DST	54	8,100,800	10/2009	903,609	7.04	7.04	N/A
Hillsboro 1031, DST	100	12,837,500	10/2010	858,246	9.00	N/A	N/A
Pharmacy Portfolio DST	66	12,715,000	09/2010	518,923	7.00	N/A	N/A
Lubbock Private Placement DST	38	9,078,556	*	307,614	8.13	N/A	N/A
Omaha Headquarters Venture, DST	30	12,390,000	*	155,680	7.54	N/A	N/A

$947,733,783	$303,651,971

*

Offering was not complete as of September 30, 2010.

(A)

This property was sold in 2005.

(B)

These properties were sold in 2007.

(C)

For calendar years 2006, 2007 and 2008, these properties outperformed the projections contained in the private placement memorandum.

(D)

CompUSA vacated its space in October 2006 and ceased paying rent in September 2007.  CompUSA settled out of court with creditors and vendors.  The settlement provided $530,436 to the co-owners.  In November 2007, it was the unanimous decision of the co-owners to cease quarterly distributions until the facility was re-tenanted.  In July 2009, the loan servicer for the property initiated foreclosure proceedings, but ultimately agreed to approve a transfer allowing the co-owners to continue their 1031 exchange program with IPCC through a transfer into a portion of a multi-tenanted retail property located in Flowermound, Texas, known as “Robertson’s Creek,” in consideration for the co-owners’ participation in a consent foreclosure.

(E)

The debt encumbering this property was refinanced in February 2008, and the interest rate increased from 4.84% to 6.1%.

(F)

This property was sold in 2008.

(G)

Bombay, which occupied 8,192 of the total 21,071 square feet, filed for Chapter 11 Bankruptcy in September 2007, and vacated its space in January 2008.  IPCC has submitted an administrative claim to the bankruptcy court for the pre-bankruptcy petition and unpaid September 2007 rent.  In February 2008 quarterly distributions were suspended until the facility is re-tenanted.  In January 2009, the loan’s hyper-amortization provision came into effect.  This provision increases the interest rate from 4% to 6% and also requires all rents in excess of operating expenses be use to pay down the loan balance.

(H)

In June 2007, the sole investor of the Long Run property elected to terminate the property management agreement with an affiliate of the sponsor and manage the property on his own.

(I)

Golfsmith, which occupies 30,036 square feet of the total 100,773 square feet, is paying reduced rent of $12.00 per square foot (reduced from $13.00 per square foot) for a period of two years commencing in April 2009 and expiring in March 2011.

(J)

In May 2009 the loan’s hyper-amortization provision came into effect.  This provision increases the interest rate by 2% and also requires all rents in excess of operating expenses to be used to pay down the loan balance.  The asset managers are currently attempting to refinance the loans encumbering the properties.

(K)

As of September 30, 2010, there is one vacancy totaling 1,470 square feet of the total 22,170 square feet at the center.  Wells Fargo, which occupied 1,470 square feet, vacated its space in November 2009.

(L)

The loans securing these properties have been amended to extend the maturity date from June 2009 to June 2011 and the interest rate for Indianapolis increased from 5.50% to 9.25% and for Mobile from 5.50% to 9.50%.

(M)

The Commonwealth of Massachusetts instituted an eminent domain proceeding to acquire the property for expansion of its courthouse. Upon the eminent domain taking by the Commonwealth of Massachusetts, Walgreens, the tenant, stopped making payments to the sole owner. The sole owner has retained legal counsel located in Massachusetts to negotiate and settle the proceeding.  The property’s performance prior to the eminent domain was consistent with the projections in the offering memorandum.

(N)

The owner of this property chose to reduce the monthly net rental cash flow payments to fund landlord required capital repairs.

(O)

As of September 30, 2010, there were five vacancies totaling 9,771 square feet of the total 88,257 square feet at the center.

(P)

A tenant with 2,828 out of a total 128,394 leasable square feet vacated increasing the total vacancy to 5% of the total leasable square feet.

(Q)

Cost Plus, which occupied 18,230 of the total 165,600 square feet, closed its store at the Olivet Church Center on May 15, 2008.  Cost Plus paid its rent through August 2008 and on August 21, 2008, investors approved a Cost Plus lease termination.  The termination provided $900,000 to the owners.

(R)

Linens ‘N Things (“Linens”), which occupied 29,943 square feet of the total 496,692 square feet, filed for Chapter 11 Bankruptcy in May, 2008.  In October, 2008 the bankruptcy court approved a motion to change the Linens bankruptcy filing from Chapter 11 to Chapter 7.  Linens vacated its space in August 2008 and paid rent through August 2008, with the exception of May 2008 rent, which was part of a pre-petition claim.  An administrative claim has been filed with the bankruptcy court, for the pre-bankruptcy petition, unpaid May 2008 rent.

(S)

Dress Barn, which occupies 7,005 square feet, exercised its right to terminate under its lease.  In June 2008, the Honey Creek owners unanimously voted to modify the Dress Barn lease in order to keep the tenant, reducing the rent from $15.74 to $11.00 per square foot starting in November 2009.  Also, in December 2008, the owners of the property unanimously consented to accept JoAnn’s Stores, Inc. as a replacement tenant in the 25,127 square foot space vacated by Linens ‘N Things.  The new base rent is $9.00 per square foot, increasing to $9.50 per square foot after the fifth year.  As an incentive for JoAnn’s Stores Inc. signing the lease, the owners gave the tenant $251,270 for tenant improvements and abated the base rent for the initial nineteen months.

(T)

The sole tenant expanded the building by 1,700 square feet to a total of 42,666 square feet resulting in additional rental income.

(U)

Circuit City, which occupied 33,881 square feet of the total 123,753 square feet, filed for Chapter 11 Bankruptcy in November 2008.  Circuit City vacated its space in February, 2009 and paid rent through part of February 2009.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the four REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually.  The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•

Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange.  In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter.  The board decided that conditions were favorable in 2004, and IRC listed its shares on the New York Stock Exchange and began trading in June 2004.  On December 1, 2010, 2010, the closing price of the IRC common stock on the New York Stock Exchange was $8.67 per share.

•

Inland Retail Real Estate Trust, Inc.  IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange.  In December 2004, IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock.  IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a New York Stock Exchange-listed REIT, in February 2007.  IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.

•

Inland Western Retail Real Estate Trust, Inc.  Inland Western stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock.  In November 2007, Inland Western became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers.  Inland Western’s board of directors, in accordance with the prospectus, then conducted due diligence to determine when, and if, to apply to have Inland Western’s common shares listed for trading on a national exchange.  The process incorporated outside advisors, detailed reports on the current real estate and financial markets, as well as the applicable listing requirements for various national stock exchanges.  After these discussions and review of the reports received, the board of directors determined, as of October 2008, not to list the shares on a national exchange at that time. The Inland Western board of directors stated that it will proceed to position the company for a liquidity event in the future, as it believes market conditions and other circumstances may warrant, whether through a listing of shares on a national exchange, a merger or a sale of its assets.

•

Inland American Real Estate Trust, Inc.  Inland American has disclosed to its investors that its board does not anticipate evaluating a listing on a national securities exchange until at least 2010. As of September 30, 2010, Inland American’s board had not yet begun evaluating listing its common stock for trading.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the month of November 2010, we issued approximately 2,306,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $22.9 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.

The following table provides information regarding the total shares sold in our offering as of November 30, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	23,758,983	236,313,306	22,426,075	213,887,231

Shares sold pursuant to our distribution reinvestment plan:	405,797	3,855,066	–	3,855,066

Shares purchased pursuant to our share repurchase program:	(23,495)	(225,830)	–	(225,830)
Total:	24,161,285	$240,142,542	$22,426,075	$217,716,467

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.